Filed Pursuant to Rule 424(b)(3)

1933 Act File Nos.

333-278664

333-271426

Supplement dated January 3, 2025, to the Prospectus dated May 1, 2024, for the

Protective® Market Defender II Annuity and Protective® Market Defender Annuity contracts issued by Protective Life Insurance Company

The Regulation – State Regulation section of the prospectus is deleted and hereby replaced with the following:

The Company is subject to government regulation in each of the states in which it conducts business. In many instances, the regulatory models emanate from the National Association of Insurance Commissioners (“NAIC”). Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of the Company’s business, which may include, among other things, premium and cost of insurance rates and increases thereto, interest crediting policy, underwriting practices, reserve requirements, marketing practices, advertising, privacy, data security, cybersecurity, policy forms, reinsurance reserve requirements, insurer use of captive reinsurance companies, acquisitions, mergers, capital adequacy, claims practices and the remittance of unclaimed property. In addition, some state insurance departments may enact rules or regulations with extra-territorial application, effectively extending their jurisdiction to areas such as permitted insurance company investments that are normally the province of an insurance company’s domiciliary state regulator.

The Company and its insurance subsidiaries are required to file periodic reports with the regulatory agencies in each of the jurisdictions in which they do business, and their business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every three to five years) by one or more of the regulatory agencies on behalf of the states in which they do business. At any given time, a number of financial and/or market conduct examinations of the Company and its subsidiaries may be ongoing. From time to time, regulators raise issues during examinations or audits for the Company and its subsidiaries that could, if determined adversely, have a material adverse impact on the Company. To date, no such insurance department examinations have produced any significant adverse findings regarding any of the Company and any of its insurance company subsidiaries.

Under the insurance guaranty fund laws in most states, insurance companies doing business in the state can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. From time to time, companies may be asked to contribute amounts beyond prescribed limits. It is possible that the Company could be assessed with respect to product lines not offered by the Company. In addition, legislation may be introduced in various states with respect to guaranty fund assessment laws related to insurance products, including long-term care insurance and other specialty products, that increases the cost of future assessments or alters future premium tax offsets received in connection with guaranty fund assessments. The Company cannot predict the amount, nature or timing of any future assessments or legislation, any of which could have a material and adverse impact on the Company’s financial condition or results of operations.

In addition, many states, including the states in which the Company and its insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Nebraska, where the Company is domiciled effective December 31, 2024 (formerly a Tennessee domiciled corporation), require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Nebraska, the acquisition of 10% of the voting securities of an entity is deemed to be the acquisition of control for the purpose of the insurance holding company statute and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition.

The states in which the Company and its insurance subsidiaries are domiciled also impose certain restrictions on the subsidiaries’ ability to pay dividends to the Company. These restrictions are based in part on the prior year’s statutory income

Filed Pursuant to Rule 424(b)(3)

1933 Act File Nos.

333-278664

333-271426

and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by the insurance commissioner of the state of domicile. In addition, certain states may prohibit the payment of dividends from other than the insurance company’s earned surplus. The insurance subsidiaries may pay, without the approval of the Insurance Commissioners of the state of domicile, $531.6 million of distributions in 2024. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which the Company and its insurance subsidiaries are domiciled; such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to the Company by such subsidiaries without prior approval by state regulatory authorities.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer and may lead to additional expense for the insurer. Furthermore, some NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in various states without affirmative action by those states.

Sales of life insurance policies and annuity contracts offered by the Company are subject to a wide variety of state regulations relating to sales practices. The NAIC finalized revisions to the Suitability in Annuity Transactions Model Regulation which is intended to impose a higher standard of care on insurers who sell annuities. A majority of states have adopted amendments to their suitability rules based on the NAIC's revisions to the model regulation. Additionally, several states are considering or have adopted legislation or regulatory measures that would implement new requirements and standards applicable to the sale of annuities and, in some cases, life insurance products. These new and proposed requirements and standards, which vary in scope, applicability, and timing of implementation, include requiring insurers, investment advisers, broker-dealer, and/or agents to disclose conflicts of interest to clients or to meet standards that their advice and sales recommendations must be in the customer’s best interest. There remains significant uncertainty surrounding these new and proposed requirements and standards, and the impact they may have on our current distributors and sales of our life insurance policies and annuity contracts.

The insurance laws of U.S. jurisdictions govern the marketplace activities of insurers, affecting the form and content of disclosure to consumers, product illustrations, advertising, product replacement, sales and underwriting practices, and complaint and claims handling, and these provisions are generally enforced through periodic market conduct examinations. Most state insurance laws prohibit insurers from engaging in unfair trade practices. The kinds of practices addressed are (i) misrepresentation and false advertising, (ii) unfair discrimination in premiums and policy benefits, (iii) boycott, coercion and intimidation, (iv) discrimination based on race, color, creed or national origin, sex or marital status, and (v) rebating of premium. In January 2019, the New York Department of Financial Services (“DFS”) issued a circular letter that relates to use by life insurers of data or information sources that are not directly related to the medical condition of the applicant (with certain exclusions), for certain types of underwriting or rating purposes, including as a proxy for traditional medical underwriting. The circular letter generally prohibits life insurers from using such data or information, including algorithms or predictive models, in this fashion unless: (i) the insurer can establish that the data source does not use and is not based in any way on prohibited criteria, such as race, color, creed, etc.; and (ii) this use is not unfairly discriminatory and otherwise complies with the requirements of the New York insurance laws. In addition, the circular letter requires insurers using such data or information, including predictive models, to make certain additional disclosures to consumers.